

 **NEW ARCONIC**

A NEW ARCONIC

Recent Events Confirm Need for Change

April 27, 2017
www.NewArconic.com

ELLIOTT ®

Overview of Recent Events

A lot has happened in the last two weeks, demonstrating more powerfully than ever that change is needed on Arconic's Board

April 11th — Dr. Kleinfeld sends letter to Elliott threatening to extort a senior officer of Elliott based on false insinuations

April 12th — Arconic triggers and announces previously undisclosed "poison put", subjecting the Company's shareholders to the specter of a potential $500 million liability

April 17th — By "mutual agreement", the Board accepts Dr. Kleinfeld's resignation, but enthusiastically praises his leadership and endorses his strategies, which it vows to continue. The Board explicitly states that the decision had nothing to do with Dr. Kleinfeld's financial or operating performance

April 20th — The City of Atlanta Firefighters' Pension Fund filed a motion in federal court seeking a preliminary injunction of Arconic's solicitation of proxies

> *"This action arises because Arconic's board of directors (the "Board"), unwilling to face a bona fide disagreement with shareholders concerning the Company's strategic direction, caused the Company to publish false information in order to threaten, deceive and coerce Arconic's shareholders into voting for them."* - City of Atlanta Firefighters' Pension Fund v. Arconic Inc., April 19, 2017

April 24th — Arconic Board delays 2017 annual meeting and attempts to curry favor with institutional investors by suggesting that they might now accept two of Elliott's nominees. In the press release, the Board also tellingly describes improvements to the Company's corporate governance as "concessions"

April 25th — Reports emerge that the Board is considering reducing its size in order to further entrench itself

"Arconic's board can at least thank [Dr.] Klaus Kleinfeld for a brief reprieve. The chairman and chief executive of the Alcoa spinoff which makes specialty parts for cars and airplanes was shown the door for inappropriately contacting an activist shareholder. That saves Arconic's directors from having to fire him. But they will still have to answer for why they didn't do that long ago."

Tom Buerkle, Reuters, April 17, 2017

ELLIOTT®

Apparent Extortion Threat: The Board's Reaction

After Dr. Kleinfeld sent a letter threatening to extort a senior officer of Elliott based on false insinuations, the Board finally had no choice but to accept his resignation. However, in an astonishing press release, the Board continued to endorse Dr. Kleinfeld's leadership and strategies, vowing to continue them

Even if Dr. Kleinfeld was the world's best performing CEO, it is the Board's obligation to set an ethical tone at the top. Given the potentially criminal conduct involved, the Board had no choice but to accept Dr. Kleinfeld's resignation – his departure was inevitable. It did not in fact reflect, in any meaningful sense the exercise of discretion or decision-making by the Board. By praising a leader who had just sent a letter that clearly read as a threat to extort the Company's largest shareholder, the Board illustrated its ethical bankruptcy

"The Board is deeply grateful to [Dr.] Klaus Kleinfeld for his dedication and service as Chair and CEO of Arconic, and previously of Alcoa Inc., and appreciates his assistance with this transition…"

"[Dr.] Kleinfeld stepped down as Chair and CEO by mutual agreement after the Board learned that, without consultation with or authorization by the Board, he had sent a letter directly to a senior officer of Elliott Management that the Board determined showed poor judgment."

"Importantly, this decision was not made in response to the proxy fight or Elliott Management's criticisms of the Company's strategy, leadership or performance and is not in any way related to the financials or records of the Company. The Board continues to believe that under [Dr.] Kleinfeld's leadership, the Company successfully executed a transformative vision and improved business performance amid a complex market environment, and the Board reaffirms the strategy developed under [Dr.] Kleinfeld's leadership and shared with our investors, customers and employees."

Even after the disgraceful departure of Dr. Kleinfeld, Arconic's Board does not recognize the need for – and in fact continues to resist – real change

Source: Arconic press release issued on April 17, 2017 and filed with a Form 8-K on April 18, 2017

ELLIOTT®

Apparent Extortion Threat:

Arconic's Board Failed to Set an Ethical Tone

Secret Firth Rixson Voting Lock-Up

- The Board permitted (and may have participated in) the decision to trade potential claims against the seller of Firth Rixson in exchange for a voting lock-up that served to entrench the Board and management for a period of two years
- From the date the agreement was signed, August 18th, through the filing of a 10-Q, 10-K and Preliminary Proxy Statement, the Company never disclosed the lock-up
- Not only did Arconic trade away company assets for votes and fail to disclose the maneuver, it appears the agreement was dated to avoid its timely disclosure. The agreement between Arconic and the seller was signed on August 18th. Conveniently, this was the day after the Company published its Definitive Proxy for the Company's reverse stock split
- To this day, we still do not know the details of this arrangement because Arconic refuses to publish it, disclose any information about the claims that were traded or provide shareholders with the relevant books and records, notwithstanding the submission of valid requests for such information by the Company's shareholders

Poison Put

- Arconic chose to trigger a potential $500 million payment via a previously undisclosed "poison put" obligation embedded in an employee benefit trust agreement
- At any point prior to the decision to trigger this provision, Arconic's Board and management could have unilaterally altered the agreement to eliminate this potential liability. Instead, the Board and management chose to impose a liability on the Company as a shareholder scare tactic, further tampering with the shareholder franchise
- Shortly after Arconic disclosed the existence of the poison put, the City of Atlanta Firefighters' Pension Fund filed a motion in the Southern District of New York seeking a preliminary injunction of Arconic's solicitation of proxies, claiming that "*injunctive relief is necessary to protect the shareholders' fundamental right to cast an informed vote, free from coercion, in Arconic's corporate election.*" – City of Atlanta Firefighters' Pension Fund v. Arconic Inc. Motion for Preliminary Injunction Dated April 20, 2017

Annual Meeting Postponement

- On April 24th, the Board postponed the Company's Annual Meeting of Shareholders to a yet-to-be-determined date
- We can only assume that this postponement represents an attempt by the Company to buy itself additional time to solicit votes in favor of the Board's continued entrenchment, because the departure of its disgraced CEO has left a gap on its slate of director nominees and because its solicitation efforts appear to be flailing

Dr. Kleinfeld's apparent extortion attempt did not come out of nowhere. For far too long Arconic's Board has failed to establish an appropriate ethical tone at the top. Three times in the past year, it has been revealed that Arconic's Board and management put their interests (personal entrenchment) above the interests of the Company

Apparent Extortion Threat:

Poor Judgment, Missed Warning Signs

"All of the directors' experience and access to substantial non-public information have given them an in-depth, nuanced understanding of Arconic as well as [Dr.] Kleinfeld's leadership skills, ability, dedication and personality."

Letter to Arconic Shareholders, March 2, 2017

⚠ Warning Signs *Before* Dr. Kleinfeld Became CEO of Arconic

Siemens Bribery Scandal

- Dr. Kleinfeld was pushed out at Siemens for his poor oversight following revelations of an extensive bribery ring that reached the highest levels of the organization. In an unprecedented step, the Siemens Supervisory Board publicly threatened to bring legal claims against Dr. Kleinfeld personally and, as a result, Dr. Kleinfeld paid the company €2 million (apparently a significant share of his then net worth) as part of a settlement of potential liabilities related to his own involvement in the corruption scandal. Note that shareholders were left holding a bill for €1.6 billion in costs related to the scandal, including the burden of the largest FCPA fine ever paid (it remains the largest to this day)
  - *Immediately prior to his departure at Siemens, Dr. Kleinfeld made an effort to pull-up earnings in a desperate, last-ditch effort to save his job. After he left, nearly his entire team was removed and the company's culture was overhauled*

Alcoa FCPA Scandal

- During Dr. Kleinfeld's years as a member of the Audit Committee of the Board of Alcoa Inc. and later during his tenure as CEO, Alcoa paid almost $200 million in bribes to foreign government officials and intermediaries, resulting in the fifth-largest FCPA penalty ever at the time

Source: Daniel Schafer, "Siemens to Sue 11 ex-Board members," Financial Times, July 29, 2008, available at www.ft.com/content/80b5014c-5d72-11dd-8129-000077b07658; Chris V. Nicholson, "Siemens to Collect Damages From Former Chiefs in Bribery Scandal," The New York Times, December 2, 2009, available at www.nytimes.com/2009/12/03/business/global/03siemens.html; SEC Release No. 71261, available at www.sec.gov/litigation/admin/2014/34-71261.pdf; Department of Justice release, available at www.justice.gov/opa/pr/alcoa-world-alumina-agrees-plead-guilty-foreign-bribery-and-pay-223-million-fines-and; Julie DiMauro, "Alcoa settles FCPA charge, pays $384 million to DOJ, SEC," The FCPA Blog, January 9, 2014, available at www.fcpablog.com/blog/2014/1/9/alcoa-settles-fcpa-charge-pays-384-million-to-doj-sec.html#sthash.6Ey8yH4c.dpuf

Given what it has missed, how can this Board be trusted to hire a new CEO?

Apparent Extortion Threat:
Case Study on Importance of Succession Planning

Arconic's now interim CEO, David Hess, had been a member of the Board for _34 days_ and has never been a CEO before

- Among the many case studies that will likely emerge from Arconic's corporate governance failures, one of the more subtle ones may relate to the damage that can be inflicted by a board which fails to establish a credible succession plan

- Rather than cultivating a talented COO or head of EPS or GRP, the Board permitted Dr. Kleinfeld to install unqualified Siemens loyalists in key roles, leaving the Company without a credible potential next CEO capable of stepping in

- The need for succession planning should have been obvious to the Board: Dr. Kleinfeld had the job for nearly a decade and was the worst-performing CEO in the S&P 500 Index. He was also approaching the age of 60 and had faced meaningful shareholder discontent for some time

- In response to Elliott's proxy contest, the Board appointed David Hess as a new director and at present, the _only_ director with aerospace operating experience. 34 days later, retired and having no CEO experience whatsoever, Mr. Hess was named the interim CEO of Arconic

- If David Hess is voted off of the Board at the 2017 annual meeting, he can still serve as interim CEO until a replacement has been named. Elliott's slate contains multiple candidates who could step into the role if the need arises

"There should be a robust CEO and management succession plan in place at the board level that is reviewed and updated on a regular basis. We expect succession planning to cover both long-term planning consistent with the strategic direction of the company and identified leadership needs over time as well as short-term planning in the event of an unanticipated executive departure. We acknowledge that both internal and external management candidates may be considered, as informed by required skill sets and cultural fit considerations and as appropriate to the company's circumstances. We encourage the company to explain its executive succession planning process, including where accountability lies within the boardroom for this task, without prematurely divulging sensitive information commonly associated with this exercise."

BlackRock Proxy Voting Guidelines for U.S. Securities

Consistent with its poor record of stewardship overall, Arconic's Board has manifestly failed in its duty of succession planning

Poison Put:
2nd Attempt at Subverting Shareholder Democracy

First came the secret voting lock-up with the seller of Firth Rixson, then came the voluntary triggering of a "poison put"

On April 12th, Arconic disclosed its decision to trigger a potential "poison put" (the "Hidden April Poison Put"), imposing a potential $500 million liability for the apparent purpose of entrenching the Board

✖ <u>The Company had no obligation to trigger this provision</u>. In fact, prior to its decision to trigger the Hidden April Poison Put, the Company had retained the right to amend the provision at any time it wanted

✖ With the stroke of a pen, Arconic <u>could have spared shareholders from the specter of this $500 million liability</u>. Instead, the Board deliberately set in motion this razor-sharp pendulum with less than five weeks to go before the originally scheduled annual meeting date

✖ We believe <u>this action represents a breach of the Board's fiduciary duty</u>. Further, the Company's concealment of the Hidden April Poison Put from shareholders until it was triggered likely <u>violates federal securities laws</u>

  – *This potential liability was <u>not disclosed in September 2007</u>, when it was included in the trust agreement between Mellon Bank, N.A. and Alcoa Inc.*

  – *It was <u>not disclosed when Elliott filed its 13-D in November 2015</u> – the supposed triggering event for the "Potential Change of Control" at the heart of the Hidden April Poison Put*

  – *It was <u>not disclosed in the Company's March 13, 2017 Definitive Proxy Statement</u> for the upcoming annual meeting*

"Shareholders of public corporations have a fundamental right to cast a fully informed vote, free from coercion, on the election of their directors. This right to vote, known as the 'shareholder franchise,' forms the basis for the legitimacy of the directors' managerial powers…. Most critically, <u>incumbent directors may not abuse their control over the corporation as a weapon to threaten, deceive or coerce shareholders into voting for them</u>. This action arises because Arconic's board of directors (the 'Board'), unwilling to face a bona fide disagreement with shareholders concerning the Company's strategic direction, <u>caused the Company to publish false information in order to threaten, deceive and coerce Arconic's shareholders into voting for them</u>. <u>This disclosure is the very essence of 'fake news.'</u> There is no change in control under the Trust Agreement, and the Board knows it. Moreover, the timing of the April 12 Form 8-K was designed to deceive and coerce Arconic shareholders into voting for incumbent directors for reasons that have nothing to do with the merits of the Board's (or Elliott's) respective arguments about the Company's strategy or future. Rather, the Board is impermissibly fabricating the specter of a $500 million penalty to shareholders who vote for Elliott's candidates. <u>Such coercion is the antithesis of any democracy, and is even worse here, because the Board is creating a false threat of harm</u>."

City of Atlanta Firefighters' Pension Fund v. Arconic Inc., April 19, 2017

ELLIOTT®



Annual Meeting Delay:
3rd Attempt at Subverting Shareholder Democracy

"The board's offer is less generous than it appears. Arconic already has one opening in the boardroom following [Dr.] Kleinfeld's April 17 resignation." - Brooke Sutherland, Bloomberg, April 24, 2017

ARCONIC
Innovation, engineered.

Arconic Postpones Annual Meeting Date
Announces Willingness to Nominate Two of Elliott's Director Nominees in an Effort to Resolve the Proxy Contest

NEW YORK, April 24, 2017 – Arconic (NYSE: ARNC) today announced that it is postponing its 2017 Annual Meeting of Shareholders from May 16, 2017 to a date toward the end of May 2017. The precise date, time and location of the Annual Meeting will be announced at a later time.

During the past two weeks, Arconic has been engaged in extensive discussions with Elliott Management Corporation in an effort to resolve the pending proxy contest. The Arconic Board believes that a settlement on reasonable terms could benefit all shareholders by putting an end to this distracting proxy fight, so that the Company can focus on ensuring a seamless leadership transition and on executing its strategic plan. However, these discussions have not produced a settlement, as Elliott has repeatedly demanded an ever-expanding litany of settlement terms.

As part of its efforts to achieve a reasonable compromise to enable the Company to move forward, Arconic indicated in these settlement discussions that it is willing to select two of Elliott's director nominees to join the Board. If two Elliott nominees are appointed to the Board, there will be eight independent directors who have joined the Board within the past 15 months, with five of the eight nominated by Elliott.

The Board has reviewed the qualifications of Elliott's nominees and, if these nominees confirm by Wednesday, April 26, 2017 that they are willing to be interviewed by Arconic and to be nominated by the Arconic Board, the Board will promptly appoint the two nominees that it believes will be most additive to the Board and will nominate them for election at the Annual Meeting. If the Elliott nominees do not provide such confirmation, the Board will consider other alternatives, including nominating new independent director candidates identified through Arconic's ongoing director recruiting process.

What is the justification for delaying the vote?

Yet the Board is postponing the annual meeting?

The Board, seeking to appear to concede two seats, is hoping to stave off more meaningful change

Anyone who would consider aligning themselves with the current Board at this stage in the election will by implication have "questionable judgment"

Rigid public deadline with 48 hours notice

Read: Dr. Kleinfeld's strategies, which produced abysmal operating performance and, as a result, some of the worst returns in the S&P 500 Index. The Board is asking shareholders to get behind a strategy of "Kleinfeld 2.0"

Annual Meeting Delay:
3rd Attempt at Subverting Shareholder Democracy

- How would the Board explain that an "Operations Committee" composed entirely of independent directors is "self-serving"?
  - *Elliott has spent tens of millions of dollars and thousands of man hours, every cent and second of which have been expended for the purpose of helping to improve Arconic's business*
- How can Elliott pursue a "degree of control and micromanagement over the Company" if we have no principals on the Board?
  - *What is the appropriate level of "control" for the current Board, which cumulatively owns 0.0653%?*
- The Board equates Elliott's criticism of Dr. Kleinfeld's performance with Dr. Kleinfeld's apparent attempt to extort an Elliott principal
  - *It is also telling that the Board continues to make our private discussions public – including disclosing Dr. Kleinfeld's apparent extortion threat – actions that serve no clear purpose outside of an effort to "prove a point"*
  - *Further our "elaborate fight deck" was used exclusively as a tool to advance the public conversation we are having about Arconic's business and leadership*
- Notably more than 20% of shares outstanding are publicly supportive of new independent shareholder nominees, including the three largest actively managed investment firms that own Arconic

"The Operations Committee that you are now proposing was not a part of either the First Agreement Reneged by Elliott or the Second Agreement Reneged by Elliott. Furthermore, it reflects a fundamental gap between Elliott's self-serving agenda and the commitment of the Board of Directors to good governance and proper Board functioning to protect the interests of all shareholders.... [Elliott's] latest re-trade, adding [Elliott's] demand for a never-agreed Operations Committee with two of the three members designated by Elliott, in addition to [Elliott's] prior demand to designate three of the five members of the CEO Search Committee, simply confirms that Elliott is looking for a degree of control and micro-management over the Company, and critical Board functions and process, that is far in excess of what we believe is appropriate for a shareholder with a 13.2% stake in our common stock...

"Finally, we appreciate [Elliott's] statement that you are prepared to 'overlook this contest's more personal elements.' As demonstrated by our actions and public statement when we became aware of the unauthorized letter [Elliott] received from the Company's former CEO, we feel that such personal elements do not belong in this proxy contest. Having said that, we must add that we do not believe [Elliott] has chosen to rise above personal attacks in this process – to the contrary, [Elliott's] elaborate 'fight deck' contains an extraordinary number of pages devoted to direct personal attacks on the Company's former CEO. We hope that, going forward, your firm will focus on sound business arguments instead of personal destruction in making its case to shareholders."

Arconic should stop playing games and allow its shareholders the opportunity to vote

"We acknowledge the inherent tension between short-term and long-term investors. Our view is that transparent debate around this tension is part of good shareholder democracy. We also recognize that each activist situation is different and that different ways exist for activists to engage with companies. While SSGA does not have a view on settlements versus other models of activist engagement, we do want boards to address issues in agreements that could affect the interests of long-term investors. Proxy contests, though often protracted and costly (and can pose reputational risk), give long-term investors and other market participants an opportunity to provide their views on long-term strategy, capital allocation and corporate governance issues such as board composition. By contrast, when companies quickly enter into settlement agreements with activist investors, long-term shareholders often do not have a voice."

Protecting Long Term Shareholder Interests In Activist Engagements, State Street Global Advisors, October 10, 2016

Review of the Board's Entrenchment Tactics



March 13th: Revelation that the Company <u>traded valuable legal claims for a two year voting agreement</u> designed to entrench the Board



April 12th: Company <u>threatened shareholders with a $500 million "poison put"</u> liability designed to raise the specter of significant financial harm should shareholder nominees be elected



April 24th: Board <u>postpones the Company's Annual Meeting</u> of Shareholders to a yet-to-be-determined date

What will the Board do next? Add new directors to its slate? Shrink the size of the Board?

ELLIOTT®

The Current Board Has Tolerated Continued Dismal Performance as Well as Continued Unethical Behavior

Facts	Current Board's Response
▪ CEO TSR of -69% during tenure	✖ Reward CEO with $128 million in compensation during tenure
▪ Company Chairman retires	✖ Give CEO Chairman role, appoint highly conflicted colleague and friend as "Lead Independent Director"
▪ Shareholder attempts to improve governance via proposals at annual meetings	✖ Initially oppose proposals, then feign support but ensure that proposals fail
▪ Poor operating performance and shareholder returns	✖ Manipulate data to represent excellent performance and returns
▪ Use Company assets in exchange for favorable proxy votes	✖ Suggest that transaction is customary ✖ Refuse to provide details to shareholders ✖ Make no announcements condemning action
▪ Threaten to implement a previously undisclosed "poison put"	✖ Completely ignore/do not address
▪ CEO threatens to extort executive of largest shareholder	✖ "Mutually agree" to have the CEO "step down" ✖ Assert that the Board is "deeply grateful" to the CEO, and that it "appreciates his assistance with this transition" ✖ Affirm that "[i]mportantly, this decision was not made in response to the proxy fight or Elliott Management's criticisms of the Company's strategy, leadership or performance and is not in any way related to the financials or records of the Company"
▪ CEO and Chairman positions open	✖ Appoint highly conflicted Lead Independent Director and enduring protector of the failed CEO as the new Chairman ✖ Announce that new Company director, added to the Board 34 days prior and subject to a proxy contest, is the new interim CEO
▪ Board vacancy created	✖ Reports surface that the Company is considering shrinking the Board

"We <u>don't have confidence in this board's ability to choose the next management</u> or act as stewards for the business."

Brian Selmo, First Pacific Advisors, April 17, 2017





What the Chairman Is Missing

The continuing defense and endorsement of Dr. Kleinfeld by Arconic's Chairman, Pat Russo, is deeply concerning

"Under the leadership of Patricia Russo, the Board of Arconic has demonstrated a pattern of poor judgement and intolerable behavior that can't be redeemed by their reluctant decision to finally remove [Dr.] Klaus Kleinfeld. Given Ms. Russo's extraordinarily poor track record as both an executive and board leader, and the severe breaches of shareholder trust that have occurred at Arconic under her watch, it's clear to us that the Board should seek new leadership." – Adam Karr, Orbis Investment Management, April 17, 2017

"I lose sleep wondering, what am I missing here?" – *Pat Russo, Wall Street Journal, April 2017*

- Ms. Russo did not and *still* does not recognize the need for fundamental change. Nevertheless, Ms. Russo insists she should lead Arconic's Board
- We – and many other shareholders – believe Ms. Russo's professional background is ill-suited to the task at hand. Moreover, her deep and interlocking relationship with Dr. Kleinfeld may have been a major impediment to change at Arconic
- Further, Ms. Russo, now the Chairman of Arconic, is now the Chairman or Lead Director of two public companies, and on the Board of five public companies – only enhancing our concerns that the current Board has yet to grasp even the most rudimentary understanding of good corporate governance principles

Pat Russo's TSR vs. S&P 500 Index as a Director or CEO

ALCOA
XEROX
GM
KKR
AVAYA
Hewlett Packard Enterprise
(182%)
(120%)
(111%)
(86%)
(65%)
(56%)
(53%)
(33%)
(12%)
(7%)
55%
66%
Average (51%)

Source: Bloomberg. For current boards, TSR as of April 21, 2017. For Lucent and Alcatel Lucent, Ms. Russo served as CEO

5 Pat Russo's Current Boards

ARCONIC | GM | Hewlett Packard Enterprise | KKR | MERCK

"Less than 1 percent of directors, as of 2012, sat on five or more boards, a trend which has maintained since 2006."

ISS Proxy U.S. Proxy Voting Manual

ELLIOTT®

Whom Do You Trust to Hire Arconic's next CEO?

A Current Board

- ✕ Zealously protected and endorsed worst performing CEO in the S&P 500 Index
- ✕ Missed overt warning signs of failed CEO's questionable ethics
- ✕ No material aerospace operating experience until 48 days ago
- ✕ Highly conflicted, ignored problematic and blatant interlocks between CEO/Chairman and Lead Independent Director
- ✕ Failed in its duty of prudent succession planning
- ✕ Used millions of dollars in company funds "fighting" desperately needed change
- ✕ Continues to praise and thank outgoing CEO after he attempted to extort the Company's largest shareholder
- ✕ Endorses failed CEO's "strategy", which has resulted in among the worst performances of any U.S. company (in the process, hamstringing the Company's next leader)

B Shareholder Nominees

- ✓ 80 years of cumulative industry **operating** experience
- ✓ Phenomenal track records of value creation
- ✓ Proven change agents
- ✓ Extensive CEO search experience
- ✓ Mandate from shareholders for cultural and strategic change

The current Board's lack of credibility should disqualify it from hiring Arconic's next CEO

ELLIOTT®

New, Additional Public Support*

Since the removal of Dr. Kleinfeld, support for Elliott's slate has continued to grow

"We hope to see the Elliott nominees elected..."

First Pacific Advisors, April 17, 2017

"Shareholders deserve better. Consequently, Orbis reiterates its intent to vote the Blue Card for Elliott's slate of independent nominees."

Orbis Investment Management, April 17, 2017

"Arconic's board didn't do itself any favors with that flowery praise of [Dr.] Kleinfeld. The simple act of ousting its CEO confirms Elliott's criticisms that something is broken in the leadership of the company."

Brooke Sutherland, Bloomberg, April 18, 2017

"Clearly, Arconic's Board has lost credibility given disclosures which have come to light and authorizing the spending of millions in a bid to maintain their status quo."

Deutsche Bank, April 18, 2017

"If you want Arconic's stock to go higher... I believe that Elliott... should get the vote."

Jim Cramer, April 20, 2017

"Elliott's work here is detailed, extensive, and insightful. We agree with Elliott that Arconic can perform better and that a leadership change would help, and the company is now headed in that direction."

JP Morgan, April 18, 2017

"Most investors probably thought that it was time for Klaus to begin to think about handing over the reins."

Justin Bergner, Gabelli & Co., April 18, 2017

"As the Arconic proxy vote nears, we recommend our clients to vote with Elliot Management (Blue Proxy)."

The Spin-Off Report, April 18, 2017

"Arconic has refused to modernize despite increased shareholder pressure for it to do so. This flies directly in the face of recent empirical evidence indicating that when governance that diminishes shareholder power is unilaterally imposed by the board, firm value suffers."

Todd Henderson & Dorothy Shapiro, The Huffington Post, April 17, 2017

*Note: Additional examples of public support for the Shareholder Nominees and the case for change can be found at http://newarconic.com/reactions.

Vote the Blue Card for a New Arconic

1   **New CEO**
Arconic requires clear-eyed change agents with aerospace expertise to hire the next CEO

2   **Empower the Plants**
Align each plant with goals of the business and handsomely reward employees for achievement

3   **Welcome Accountability**
Good corporate governance becomes the norm

4   **GRP Opportunity**
"Fill the mill" with a focus on asset utilization

5   **EPS Opportunity**
Close the margin gap with Precision Castparts and pursue growth

6   **Aim Higher**
Focus on returns and performance, raise targets and strive for world-class performance



Contact Information

Arconic Shareholders



1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Tel: +1.212.297.0720
Toll Free: +1.877.796.5274
Fax: +1.212.297.1710
Email: info@okapipartners.com

Media Inquiries

Stephen Spruiell
Tel: +1.212.478.2017
Email: sspruiell@elliottmgmt.com

ELLIOTT®

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